EXHIBIT 12.1

Mylan N.V.
Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
(In millions, except for ratios)	2015 (1)	2014	2013	2012	2011
Earnings before income taxes and non-controlling interest	$915.4	$974.5	$747.3	$804.2	$654.6
Add: Loss from equity affiliates	105.1	91.4	22.4	16.9	—
Add: Fixed charges	358.4	348.3	326.8	321.8	348.0
Total earnings	$1,378.9	$1,414.2	$1,096.5	$1,142.9	$1,002.6

Fixed charges:
Interest expensed	$339.4	$333.2	$313.3	$308.7	$335.9
Appropriate portion of rentals	19.0	15.1	13.5	13.1	12.1
Total fixed charges	$358.4	$348.3	$326.8	$321.8	$348.0

Ratio of earnings to fixed charges	3.85	4.06	3.36	3.55	2.88
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(1)    Mylan N.V. is the successor to Mylan Inc., the information set forth above refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015.